UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 28, 2022

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S	**60607**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

(312) 565-5700
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On April 28, 2022, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended March 31, 2022, the declaration of a dividend for the quarter ended March 31, 2022, and dividend guidance for the next two quarters. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on the Bank's and its members' businesses, geopolitical instability or conflicts, maintaining compliance with regulatory and statutory requirements (including relating to the Bank's dividend payments and retained earnings), any decrease in the Bank's levels of business which may negatively impact its results of operations or financial condition, the reliability of the Bank's projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, the Bank's ability to retain and recruit qualified personnel, the Bank's ability to protect the security of our information systems and manage any failures, interruptions, or breaches, uncertainties relating to the phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member Letter dated April 28, 2022
104	Cover Page Interactive Data File (formatted as inline XBRL)

**Signature(s)**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Federal Home Loan Bank of Chicago**

Date: April 28, 2022   By: /s/ Roger D. Lundstrom

               Roger D. Lundstrom

               Executive Vice President and Chief Financial Officer



FHLBank Chicago

Exhibit 99.1

Q1 2022 Financial Highlights

April 28, 2022

To Our Members:

We are pleased to announce that, based on our preliminary financial results for the first quarter of 2022, the Board of Directors of the Federal Home Loan Bank of Chicago (FHLBank Chicago) declared a dividend of 5.125% (annualized) for Class B1 activity stock and a dividend of 2.125% (annualized) for Class B2 membership stock, an increase on the levels declared in 2021. FHLBank Chicago pays a higher dividend per share on your Class B1 activity stock to recognize members that support the entire cooperative through the use of our products.

We expect to maintain a dividend of at least 5.125% (annualized) for Class B1 activity stock through the second and third quarters of 2022, reviewed quarterly and based on current projections and assumptions regarding our financial condition.

We are providing this information to assist you in planning your activity with us. For first quarter 2022, we expect to report net income of $95 million when we file our Form 10-Q with the Securities and Exchange Commission (SEC) next month. Our preliminary and unaudited financial results, details on the dividend payments, and our first quarter financial highlights are provided at the end of this letter.

Committed to Meeting Member Needs

Last month, we published our 2021 Annual Report, which highlights how we support our members, partners, and their communities throughout Illinois and Wisconsin. As we transitioned to a new year, inflation hit a four-decade high and the Federal Reserve has given guidance on tightening monetary policy. We remain committed to leveraging our financial strength to support your institution, your customers, and your community as market uncertainty persists. We are providing new specials and strategies to best serve you – now and into the future:

- We are pleased to announce a new, significantly-below-market rate advance opportunity for all of our member institutions. We have allocated funds for all members and associate members to execute the 2022 COVID-19 Recovery Advance up to $5 million with a one-year term. The program opens on Monday, May 2, 2022, with funds available through Friday, May 27, 2022. Visit our COVID-19 Resource Center to view FAQs and to learn more about the advance requirements and processes for borrowing and applying.

- Earlier this month, in response to member demand, we introduced the Callable Floating Rate Advance (A380) to enhance your business value as we transition to a post-LIBOR world. The A380 is linked to the Secured Overnight Funding Rate (SOFR) and allows members to customize the call features for match funding floating assets, with an embedded option to help members manage fluctuations in liquidity needs. Additional SOFR-linked products are coming soon and we are hosting a special webinar on the latest LIBOR transition developments today at 3 p.m. CT. The recording and other resources will be available on our LIBOR transition webpage.

- In keeping our Mortgage Partnership Finance® (MPF®) Program competitive, we announced new low-loan balance pricing payups for MPF Traditional and MPF Xtra® products last quarter. These options continue to provide your institution with access to expanded pricing on low balance loans, which can help attract new customers and improve your balance sheet.



FHLBank Chicago

• After being virtual the past two years, we enjoyed seeing many of you in-person last month at our 2022 Member Meetings that took place in five locations throughout Illinois and Wisconsin. We look forward to seeing our insurance company members at the 2022 FHLBank Insurance Conference, to be held on June 21-22, 2022 in Chicago. Registration will open in June for our annual marquee event – the 2022 Management Conference, August 4-5, 2022 in Chicago. We strive to provide timely insight from industry experts through various in-person and virtual events throughout the year. Stay updated by visiting fhlbc.com/events.

A Stable Source of Community Support

We remain committed to creating and promoting equitable opportunities for underserved people and communities. In partnership with our members, we are investing in programs and organizations in all parts of our District:

• We recently announced three new grant programs designed to address critical affordable housing and community economic development needs in Illinois and Wisconsin with a three-year, $11.25 million commitment.
  • The Community First® Diverse Developer Initiative is now open and accepting applications through May 13, 2022. The program supports career and talent development initiatives for diverse developers of affordable housing.
  • The Community First® Housing Counseling Resource Program will provide grants to housing counseling agencies in Illinois and Wisconsin to facilitate expanded service to minority and low- and moderate-income homebuyers. Two FHLBank Chicago housing associates, Illinois Housing Development Authority (IHDA) and Wisconsin Housing and Economic Development Authority (WHEDA), will administer the program on behalf of FHLBank Chicago and grant funding will begin in Q3 2022.
  • The Community First® Accelerate Grants for Small Business will provide flexible grant funds to strengthen small businesses. The application round will open on Monday, August 1, 2022 and close on Friday, September 9, 2022. This program is a pivot from our previous Community First® Capacity-Building Grant Program for nonprofit community lenders.

• We have allocated $20.7 million to our 2022 Affordable Housing Program (AHP) General Fund. The competitive application process will be open Monday, May 2 through 5 p.m. CT on Friday, June 10. We encourage you to review the many resources shared in our April 2022 Community First Newsletter to leverage this valuable source of gap financing for affordable housing development.

• Last month, we announced recipients of our 2022 Community First Awards – recognizing outstanding achievements of our member institutions and their local partners as they work together to strengthen the communities they serve. These dedicated organizations and leaders strengthen our member communities and each of the seven award recipients received $10,000 to support a nonprofit of their choosing.

We remain committed to being your trusted advisor focused on delivering value for your business, supporting your communities in new bold ways, and creating equitable opportunities throughout our District. As always, thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Michael Ericson President and CEO



First Quarter Dividend and Financial Highlights

On April 28, 2022, the Board of Directors of FHLBank Chicago declared a dividend of 5.125% (annualized) for Class B1 activity stock and a dividend of 2.125% (annualized) for Class B2 membership stock based on preliminary financial results for the first quarter of 2022. The dividend for the first quarter of 2022 will be paid by crediting your DID account on May 12, 2022. Any future dividend payments remain subject to determination and declaration by our Board of Directors and may be impacted by further changes in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors. Selected financial data is below. For more details, please refer to the Condensed Statements of Condition and Condensed Statements of Income. The financial results discussed are preliminary and unaudited. We expect to file our Form 10-Q with the Securities and Exchange Commission (SEC) next month. After it is filed, you will be able to access it on fhlbc.com or through the SEC's reporting website.

- Advances outstanding decreased to $46.9 billion at March 31, 2022, compared to $48.0 billion at December 31, 2021. We believe many of our depository members continue to experience elevated levels of deposits on their balance sheets that have not been offset by loan demand, while also having access to other liquidity sources as a result of certain government actions related to the COVID-19 pandemic. Although these factors continued to limit our depository members' current need for advances, increased advance borrowing by insurance company members has partially offset the decrease by depository members.

- MPF loans held in portfolio continued to remain steady at $9.8 billion at March 31, 2022, consistent with December 31, 2021.

- Total investment securities decreased 9% to $23.1 billion at March 31, 2022, compared to $25.5 billion at December 31, 2021, attributable to a reduction in investment in Small Business Administration securities that matured and were not replaced, and a decline in the fair value of our available-for-sale (AFS) portfolio due to rising market interest rates.

- Total liquid assets increased to $17.1 billion at March 31, 2022, compared to $13.2 billion at December 31, 2021, as we maintained a sufficient pool of liquidity to support anticipated member demand for advances and letters of credit.

- Total assets increased slightly to $97.4 billion as of March 31, 2022, compared to $97.0 billion as of December 31, 2021.

- Letters of credit commitments decreased slightly to $11.2 billion at March 31, 2022, compared to $11.3 billion at December 31, 2021.

- We recorded net income of $95 million in the first quarter of 2022, up $63 million compared to the first quarter of 2021, with the increase driven by prepayment fee income and lower costs of funding, and other factors described below.

- Net interest income after provision for credit losses for the first quarter of 2022 was $154 million, up from $110 million for the first quarter of 2021. This increase is a result, in part, of prepayment fee income of $36 million on our AFS portfolio in the first quarter of 2022 compared to no such income during the same period in 2021. Also, hedge ineffectiveness gains increased $43 million from a loss of $28 million in the first quarter of 2021 to a gain of $15 million for the same period in 2022, attributable to a reduction in the sensitivity of our hedged portfolio to fluctuations in market interest rates. Additionally, the rise in market interest rates did not affect the cost of our debt until late in the first quarter of 2022, and we replaced our more expensive callable debt with more advantageously priced funding resulting in lower interest expenses in 2022. To a lesser extent, a slight increase in advance prepayments of $10 million in the first quarter of 2022 compared to $5 million for



the same period in 2021 and rising market interest rates contributed to our increased net interest income.

- In the first quarter of 2022, noninterest income was $10 million, an increase of $23 million when compared to a $(13) million (loss) for the first quarter of 2021, attributable to gains from derivatives which were used to hedge our market risk exposure. There was also a significant decline in the average balance of our trading securities outstanding for the period, which in turn reduced the amount of losses incurred on our trading portfolio given the increase in overall market interest rates.

- We remained in compliance with all of our regulatory capital requirements as of March 31, 2022.

Forward-Looking Information: This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the impact of the COVID-19 pandemic on the global and national economies and on our and our members' businesses, geopolitical instability or conflicts, maintaining compliance with regulatory and statutory requirements (including relating to our dividend payments and retained earnings), any decrease in our levels of business which may negatively impact our results of operations or financial condition, the reliability of our projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, our ability to retain and recruit qualified personnel, our ability to protect the security of our information systems and manage any failures, interruptions, or breaches, uncertainties relating to the phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. "Community First," "Downpayment Plus," "DPP," "Mortgage Partnership Finance," "MPF," and "MPF Xtra" are federally registered trademarks of the Federal Home Loan Bank of Chicago.


**FHLBank
Chicago**

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	March 31, 2022	December 31, 2021	Change
Cash and due from banks, interest earning deposits, Federal Funds sold, and securities purchased under agreement to resell	$ 17,062	$ 13,167	30 %
Investment debt securities	23,071	25,461	(9)%
Advances	46,907	48,049	(2)%
MPF Loans held in portfolio, net of allowance for credit losses	9,800	9,843	— %
Other	544	434	25 %
Assets	$ 97,384	$ 96,954	— %
Consolidated obligation discount notes	$ 26,463	$ 24,563	8 %
Consolidated obligation bonds	62,222	63,373	(2)%
Other	2,056	2,266	(9)%
Liabilities	90,741	90,202	1 %
Capital stock	2,132	2,149	(1)%
Retained earnings	4,334	4,261	2 %
Accumulated other comprehensive income (loss)	177	342	(48)%
Capital	6,643	6,752	(2)%
Total liabilities and capital	$ 97,384	$ 96,954	— %
Member standby letters of credit - off balance sheet	$ 11,157	$ 11,317	(1)%

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	Three months ended March 31,		
	2022	2021	Change
Interest Income	$ 227	$ 192	18 %
Interest expense	(72)	(82)	(12)%
Net interest income	155	110	41 %
Reversal of (provision for) credit losses	(1)	—	— %
Net interest income after reversal of (provision for) credit losses	154	110	40 %
Noninterest income	10	(13)	177 %
Noninterest expense	(58)	(61)	(5)%
Income before assessments	106	36	194 %
Affordable Housing Program assessment	(11)	(4)	175 %
Net income	$ 95	$ 32	197 %
Average interest earning assets	$ 99,663	$ 96,013	4 %
Net interest income yield on average interest earning assets	0.62 %	0.46 %	0.16 %